Exhibit 99.1

Points International Makes Partnership Announcements and Raises 2010
Revenue Guidance

  Announces Expansion of Successful Partnership with US Airways
  Renews a Number of Current Partnerships
  Prepares for Launch of New Partners and Products During the First Half of 2010
  Raises 2010 Revenue Guidance to Range of $75 Million to $85 Million
  Conference call at 9:00 a.m. ET today, dial 480-629-9761 or 877-941-4775

TORONTO, Jan 28, 2010 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management Web site, where users can manage their reward point programs, today announced a significant expansion and multi-year extension of its partnership with US Airways Dividend Miles®.

The terms of the agreement reflect a more comprehensive partnership where Points takes a principal role and accepts greater responsibility in the operation of the Buy, Gift and Transfer miles programs available to US Airways’ Dividend Miles program members. This agreement will enable US Airways to leverage Points’ industry-leading technology platform and expertise to provide best in class services to its loyalty program members.

“This expansion of our relationship with Dividend Miles is a direct reflection of our teams working together to implement best practices, actively manage the products, and understand the significant opportunity in front of us. As a result, we have seen strong traction and have grown the business over the past year. We are very pleased to forge a platform to build upon this success through this multi-year agreement,” said Points CEO Rob MacLean.

In addition to the US Airways expansion, a number of existing leading loyalty partners recently renewed their relationships with Points. These include renewals for partners including American Airlines, Intercontinental Hotel Group, Lufthansa Airlines, Starwood Hotels, JetBlue and Hawaiian Airlines. As announced last week, Points is also benefitting from momentum driven by strong levels of transactional activity from its current partner base in late 2009 including longtime partners as well as new partners such as KLM/AirFrance that launched in 2009. Excluding Delta Airlines, which is no longer a material contributor to transactional activity, the overall miles and points transacted in the fourth quarter of 2009 was up 39 percent compared to the fourth quarter of 2008.

Points is preparing to launch multiple new programs and partner activities in the coming quarters. The rollout of the Company’s technology infrastructure platform, project ePoch, is enabling Points to launch new partners and programs more rapidly, efficiently and with additional newly developed functionality. Based on a very robust pipeline, Points will be launching a number of new products with current partners and expects to announce several new partnerships during the first half of 2010. Furthermore, the re-imagined consumer loyalty management hub at www.points.com is on track to launch during the second quarter of 2010.

“Based on a combination of our exciting partnership with US Airways, a series of renewals from current partners, an intense upcoming period of partner and program launch activity and strong momentum resulting from solid activity levels by current partners, we are raising our fiscal 2010 guidance. We are increasing our revenue guidance from the prior range of $60 million to $70 million, to a new range of $75 million to $85 million. We are also reiterating our guidance of net income profitability for 2010 based on EBITDA1 margins of approximately three to five percent,” said CEO Rob MacLean. “Our upwardly revised guidance reflects that within the past three quarters we will have entirely remediated the financial impact of last year’s recast Delta/Northwest partnership. 2010 will be extremely exciting for Points as we will be rolling out both our new consumer services at points.com, as well as a number of loyalty partner launches capitalizing on the benefits of project ePoch.”

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1 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

Conference Call Information

Points' management will host a conference call to discuss today’s news today at 9:00 a.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-4775 ten minutes prior to the scheduled start time. International callers should dial 480-629-9761. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company's Web site at www.pointsinternational.com.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA, and statements regarding the launch schedule for the redesigned consumer portal at www.points.com. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume Points’ will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company’s past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. The launch schedule for the redesigned consumer portal is subject to project implementation risks and delays inherent to technology projects. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Company Contact:
Anthony Lam
Chief Financial Officer
416-596-6382

Investor Contact:
Alex Wellins
The Blueshirt Group
415-217-5861
alex@blueshirtgroup.com

Media Contact:
Jordan Fischler
Allison & Partners
646-428-0604
jordan@allisonpr.com